1 Primerica Parkway
Duluth, Georgia 30099-0001
January 13, 2014
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant
Re:     Primerica, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 27, 2013
File No. 001-34680
Dear Mr. Rosenberg:
We are writing in response to the letter dated December 31, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Primerica, Inc. (“Primerica”, “we”, “us”, or the “Company”) Annual Report on Form 10-K for the year ended December 31, 2012 (“2012 Annual Report”). The responses are set forth below following the text of the paragraph of the Comment Letter, presented in italics, to which each response relates.
In connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comment or changes to disclosure in response to the Staff comment do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Liquidity and Capital Resources
Off-balance sheet arrangements, page 70

1.
In your response to our comment, you indicate that you believe the primary risk associated with your captives strategy is the potential impact if you had to discontinue the strategy and no longer had an efficient method of financing the redundant portion of XXX reserves associated with term life insurance policies issued in the future, and that this risk impacts your ability to continue redeploying future capital to the Parent Company. Please provide us proposed MD&A disclosure to be included in future periodic reports that explains the consequences of the uncertainty regarding continuing your captives strategy, and its expected effects on future operations, financial position and liquidity. To the extent that you do not believe that disclosure is required, please provide us your analysis of Section 501.02 of the Financial Reporting Codification, regarding prospective information that supports your conclusion. In particular, address the two assessments management must make regarding a known trend, demand, commitment, event or uncertainty.

Response: We have disclosed the risk to the Company if we had to discontinue our captives strategy for future financings of the redundant portion of XXX reserves associated with issued term life insurance policies in the Risk Factors item in our periodic reports filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (“periodic reports”). We have disclosed this risk because the resulting uncertainty could have a significant impact on the timing of capital distributions from Primerica Life Insurance Company (“Primerica Life”) to Primerica, Inc. that would likely fund capital redeployment to Primerica, Inc.’s shareholders. However, Primerica, Inc. does not rely on this capital to fund operations or liquidity needs, and therefore we do not believe this uncertainty, even if realized, would be reasonably likely of materially impacting our future operations, financial position, or liquidity. Therefore, in accordance with Section 501.02 of the Financial Reporting Codification, we do not believe that disclosure of this uncertainty is required or appropriate to include in our Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure.
The establishment and operations of captive reinsurance entities are governed by state insurance regulators in the respective jurisdictions where our life insurance companies are domiciled. These state insurance regulators generally follow the guidelines established by the National Association of Insurance Commissioners (“NAIC”). The NAIC and state insurance regulators are in the process of evaluating the current use of captives, which potentially could result in the institution of more specific requirements impacting certain aspects of captive reinsurance structures. These evaluations primarily have focused on the nature and amount of assets held in support of policyholder obligations or reinsurance admitted, as well as increased disclosure regarding these types of transactions. Based on our observations, we do not believe it is reasonably likely that a potential resulting regulatory action would impact our capital strategy and create a material adverse impact on our future operations, financial position, or liquidity.
As noted above, we respectfully believe that the disclosure of the uncertainty associated with executing our captives strategy to redeploy capital in the future should be included in the Risk Factors item in our periodic reports. We currently propose including the following updated disclosure regarding our captives strategy in the Risk Factors contained in our next periodic report (Annual Report on Form 10-K for the year ended December 31, 2013), subject to further updates that may be necessary if additional relevant information becomes available prior to filing.
“We may be unable to redeploy capital through reserve financing transactions.
From time to time, management considers methods for the deployment of capital, including through the use of reserve financing transactions. Certain state regulators, as well as the NAIC, have been reviewing the use of captive insurance companies for the purpose of redundant reserve financing transactions, and it is uncertain whether state regulators will continue to approve such transactions going forward. Management currently intends to pursue a redundant reserve financing transaction for Primerica Life in 2014. However, there is a possibility that state regulators may not approve such a transaction and, as a result, may delay Primerica Life's ability to redeploy capital to Primerica, Inc. through reserve financing transactions.”
Please feel free to contact me at 470-564-6286 with any questions concerning our responses.

Sincerely,

Primerica, Inc.
By:	/s/ Alison S. Rand
Alison S. Rand
Executive Vice President and Chief Financial Officer